                                                                    EXHIBIT 18.1




March 12, 2004




Collins & Aikman Corporation
Troy, Michigan

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-QA of Collins & Aikman Corporation and subsidiaries (the "Company") for the three months ended June 30, 2003, and have read the Company's statements contained in
Note 2e to the condensed consolidated financial statements included therein. As stated in Note 2e, the Company changed its method of accounting for holiday pay and states that the newly adopted accounting principle is preferable in the circumstances as the new method better matches holiday expense with the period that the actual holiday occurs and the pay is earned.

In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period, nor have we audited the information set forth in the aforementioned Note 2e to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP